China Jo-Jo Drugstores Inc.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

October 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf

Re:	China Jo-Jo Drugstores Inc.
Amended No.3 to Registration Statement on Form F-3
Filed September 15, 2022
File No. 333-259692

Dear Mr. Fetterolf:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated October 7, 2022 (the “Comment Letter”), to China Jo-Jo Drugstores Inc. (the “Company”) with respect to the Amendment No. 3 to Registration Statement on Form F-3.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 3 to Registration Statement on Form F-3 filed September 15, 2022 Cover Page

1.	We note your response to comment 3, as well as your amended disclosure. Please revise to disclose whether and how the Accelerating HFCAA will or would affect your company. In this regard, where you discuss the consequences “[i]f the PCAOB is unable to inspect the Company’s auditors for three consecutive years,” please also disclose that the Accelerating HFCAA, if enacted, would reduce the three-consecutive-year inspection timeframe to two years, and that as a result, the time before your securities may be prohibited from trading or delisting would be reduced. Make conforming changes in in the section entitled “Cautionary Statement Regarding Holding Foreign Companies Accountable Act” on page 15 and in your risk factor on page 22.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on the Cover Page and in the section entitled “Cautionary Statement Regarding Holding Foreign Companies Accountable Act” in the Amendment No. 4 to the Registration Statement on Form F-3 (“Amended F-3”). In addition, the Company respectfully points out to the Staff that such disclosure has been updated in the Risk Factor titled “Our auditor is headquartered in Irvine, California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.”

2.	We note your response to comment 6, as well as your amended disclosure that “the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs . . . .” Please revise to clarify that restrictions and limitations will be on the company’s and the company’s subsidiaries’ ability to offer or continue to offer securities, and make conforming changes, as applicable, throughout the prospectus. (Emphasis added with respect to all underlined language).

Response: In response to the Staff’s comment, the Company respectfully pointed out to the Staff that such restrictions and limitations, as mentioned in the comment, will only influence the ability of our PRC subsidiaries to distribute dividends to CJJD and VIEs’ ability to transfer cash to CJJD, which in turn, to certain extent, influence the Company’s ability to issue dividends to the investors. However, such restrictions and limitations will not influence the Company’s ability to offer or continue to offer securities, and the investors will never own equity interests of the Company’s subsidiaries.

3.	We note your response to comment 7, as well as your amended disclosure discussing your cash management policies on page 9. Please revise to also include this discussion on your cover page.

Response: In response to the Staff’s comment, the Company has added such disclosure as requested on the cover page.

4.	We note your response to comment 9 that Jiuxin Medicine is not one of the VIEs, however, your disclosure on the cover page continues to indicate that Jiuxin Medicine is a VIE. In particular, we note your disclosure that “Jiuxin Management then distributed the RMB as loans to the operating entities including Jiuzhou Pharmacy, Jiuxin Medicine, Jiuzhou Service and Jiuzhou Clinic, which are the consolidated VIEs” (emphasis added). Please revise accordingly to accurately describe which entities are the consolidated VIEs.

Response: Jiuxin Medicine is not a VIE per se. It is the subsidiary of one of the VIEs. In response to the Staff’s comment, the Company has revised the cover page to clarify such relationship.

5.	We note your response to comment 16 as well as your amended disclosure on the cover page and in the summary that a VIE “is a variable interest entity whose financial statements are included in our consolidated financial statements as a result of a series of agreements which give us, through our WFOE, the ability to conduct the operations and retain economic benefits.” Where you disclose that you receive the economic benefits of your VIE, please revise to qualify such statement with a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and also clarify that you are the primary beneficiary of the VIE for accounting purposes, and make conforming changes throughout the prospectus where you discuss “economic benefits.” Also revise your reference to “our VIEs” on page 12 and your references to “our subsidiaries and VIEs” on pages 12 and 16 to refrain from using the term “our” when describing activities or functions of the VIEs. Finally, where you discuss your “ability to manage” the VIEs, revise to disclose the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP and that you are the primary beneficiary of the VIEs for accounting purposes.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly throughout the Amended F-3.

Prospectus Summary, page 4

6.	We note your response to comment 10, as well as your amended disclosure that discusses the consequences if you “were denied permissions from Chinese authorities to list on U.S. exchanges or issue securities to foreign investors.” Please revise to also discuss the consequences if you were denied permissions or approvals from Chinese Authorities, and in each instance throughout the prospectus in which you discuss permissions or approvals to issue securities to foreign investors, revise to discuss the permissions or approvals to offer securities to foreign investors. (Emphasis added with respect to all underlined language).

Response: In response to the Staff’s comment, the Company has revised these disclosures accordingly.

The Company also respectfully pointed out to the Staff that as mentioned in prospectus summary and risk factors, the currently applicable Cybersecurity Review Measures took effect on February 15, 2022 is not applicable to the Company, its subsidiaries or the VIEs. Therefore, none of them is required to obtain any permissions or approvals from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors, and in turn, they were not denied any permissions or approvals from Chinese authorities to offer or issue securities to foreign investors. In addition, as mentioned in prospectus summary and risk factors, the Draft Rules Regarding Overseas Listing, which potentially will be used to regulate the companies who make an application for initial public offering and listing in an overseas market and issues who issues overseas listed securities after overseas listing, have not been enacted into law. The estimated date of promulgation is still highly uncertain. Currently, as advised by our PRC Counsel, the Company is not required to obtain any permissions or approvals from the government of China for any offering pursuant to this prospectus, and in turn, the Company is not denied any permissions or approvals from Chinese authorities to offer or issue securities to foreign investors.

7.	We note the following statement on page 14: “If the Company or its subsidiaries does not receive or maintain such permissions or approvals, or mistakenly conclude that such permissions or approvals are not required, our business may be adversely affected.” Please revise to include the VIEs and their subsidiaries (e.g., If the Company or its subsidiaries or the VIEs or their subsidiaries do not receive....). Also, in addition to discussing the effects if you do not receive or maintain permissions or approvals or if you mistakenly conclude that they are not required, revise to discuss the effects if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future (in addition to if you do not receive). Finally, revise to clarify that “such permissions or approvals” applies to any permissions or approvals to offer the securities to foreign investors, and not just to approvals or permissions required by the CSRC or CAC, as the current disclosure suggests. (All emphasis in this comment added.) Make the first two requested revisions (in the second and third sentences above) to the similar statement on page 10.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly under Licenses and Permits and under Cautionary Statement Regarding Doing Business in China of the Amended F-3. In addition, the Company respectfully points out to the Staff that “such permissions or approvals” do not apply to either CSRC or CAC, since as clearly indicated in the prospectus, as of the date of the prospectus, the Company is not required to request any approvals or permits from CSRC or CAC regarding data security review or listing or issuing securities overseas.

8.	We note your response to comment 11. Please revise your disclosure to state, as you do in your response letter, that you relied on the opinion of management because “it is the obligation of the Company management to maintain and update the licenses and permissions and the Company has its in-house local counsel and special administrative staff in charge of matters specifically related to its business.”

Response: In response to the Staff’s comment, the Company has revised the last paragraph of “Licenses and Permits” under Prospectus Summary.

Prospectus Summary

Cautionary Statement Regarding our Variable Interest Entity Structure, page 12

9.	We note your response to comment 15 but cannot locate disclosure in this section regarding the challenges you may face enforcing the VIE agreements due to jurisdictional limits. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has added disclosure regarding the challenges of enforcing the VIE agreements due to jurisdictional limits in this part of the Prospectus Summary.

Summary of Risk Factors related to China, page 12

10.	Please revise to summarize each of the China-related risk factors discussed in your section entitled “Risks Related to Our Corporate Structure and Doing Business in the PRC.” In this regard, we note that you only summarize six of your twelve China-related risk factors here.

Response: In response to the Staff’s comment, the Company has revised accordingly under Summary of Risk Factors to include the rest six China-related risk factors.

Cautionary Statement Regarding Doing Business in China, page 14

11.	We note your response to comment 19, as well as your amended disclosure. Please revise to also state that rules and regulations in China can change quickly with little advance notice.

Response: In response to the Staff’s comment, the Company has added “Rules and regulations in China can change quickly with little advance notice.” under section “Cautionary Statement Regarding Doing Business in China”.

Exhibit 5.1

12.	We note that the legal opinion is limited to the laws of the Cayman Islands. However, one of counsel’s opinions is as to the valid and binding obligation of the Debt Securities, and we note that the Form of Senior Debt Securities Indenture and Form of Subordinated Debt Securities Indenture are governed by the laws of New York. Please revise the opinion accordingly.

Response: In response to the Staff’s comment, the Cayman counsel’s opinion related to the laws of New York has been removed. Such opinion was covered by the Company’s U.S. counsel that was previously filed.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.zhao@jojodrugstores.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Ming Zhao
Name:	Ming Zhao
Title:	Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.

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